FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Delivery and growth – leveraging a strong portfolio

•	Royal Dutch Shell’s second quarter 2006 CCS earnings were $6.3 billion, an increase of 36% versus a year ago and an increase of 42% on a basic CCS earnings per share basis versus a year ago.
•

Second quarter 2006 cashflow from operating activities was $7.8 billion compared to $6.3 billion a year ago. Excluding working capital movements and taxation effects, cashflow from operating activities was $11.9 billion compared to $8.7 billion a year ago.

•	Royal Dutch Shell’s second quarter dividend has been announced at €0.25 per share, an increase of 9% from year-ago levels.
•	$2.5 billion, or 1.1% of Royal Dutch Shell shares were bought back for cancellation during the quarter.

Chief Executive Jeroen van der Veer commented: “These results are underpinned by overall good operational performance and not simply high energy prices”.

“We are delivering our strategy, with ambitious growth plans upstream, and selective investment downstream. We plan to open up some 20 billion barrels of oil equivalent resources by the end of this decade. We are making steady progress on our projects, and building our portfolio for the future”.

Summary unaudited results

SECOND QUARTER			$ million	SIX MONTHS
2006	2005	%		2006	2005	%

7,324	5,236	+40	Income attributable to shareholders	14,217	11,911	+19
1,010	589		Estimated current cost of supplies (CCS) adjustment for Oil Products and Chemicals (see note 2)	1,815	1,809
6,314	4,647	+36	CCS earnings	12,402	10,102	+23

1.13	0.78		Basic earnings per share ($)	2.19	1.77
0.15	0.09		Estimated CCS adjustment per share ($)	0.28	0.26
0.98	0.69		Basic CCS earnings per share ($)	1.91	1.51

0.25	0.23		Dividend per ordinary share (Euro) [1]	0.50	0.46

1. Q1 2005 based on dividend paid by Royal Dutch Petroleum Company, adjusted for the effects of the unification.

Key features of the quarter

•

Exploration & Production segment earnings were 46% higher than a year ago, mainly reflecting strong oil and gas price realisations and income tax credits, partly offset by lower volumes and higher costs. Production for second quarter 2006 was 3,253 thousand barrels oil equivalent (boe) per day. Excluding the impact of hurricane damage in the Gulf of Mexico, security issues in Nigeria and Production Sharing Contract (PSC) impacts from increased oil prices, production was unchanged versus a year ago.

•

Gas & Power segment earnings increased substantially versus a year ago, driven by LNG prices and marketing and a 15% increase in LNG volumes from new train start-ups in Nigeria and Oman. Second quarter 2005 earnings included $226 million of charges mainly related to divestments.

•

In Oil Products, higher earnings, due to stronger refining margins and increased trading profits, were partially offset by the impact of reduced refinery utilisation mainly in Europe and lower retail marketing margins. In Chemicals, margin realisations were unchanged compared to a year ago despite rising feedstock costs.

•	Gearing (see note 6) was 13.6% versus, on a comparable Royal Dutch Shell basis, 13.0% at the end of the second quarter 2005. Total cash returned to shareholders in the quarter was $4.6 billion.
•

Capital investment for the second quarter 2006 was $6.7 billion, excluding the minority share of Sakhalin of $0.4 billion and including the $2.2 billion oil sands acquisition of BlackRock Ventures Inc. in Canada by Shell Canada.

•

The industry continues to face significant cost pressures. Capital spending plans for 2006 and 2007 are unchanged at respectively around $19 billion, and some $21 billion (excluding the minority share of Sakhalin). An additional $2.9 billion has been spent year to date on portfolio opportunities including the BlackRock Ventures Inc. acquisition. Some $0.7 billion of proceeds were realised from divestments, predominantly in Downstream.

Van der Veer commented “We are making good progress on our projects in Downstream. We have taken the final investment decision on the expansion of our petrochemicals capacity at Bukom in Singapore, which is Shell’s largest refinery. The Motiva joint venture continues to study the opportunity to expand our refining capacity at Port Arthur, to create one of the largest refineries in the United States”.

“In Upstream, we are making progress on two important unconventional projects. These will become major industrial complexes, in gas-to-liquids in Qatar and in Canada’s oil sands.”

“We have taken the final investment decision on the Pearl GTL project which will produce 1.6 billion cubic feet of gas per day to deliver approximately 120 thousand barrels of oil equivalent per day of condensate and generate 140 thousand barrels per day of clean liquid hydrocarbon products. We continue to study the opportunity to expand the oil sands activities at the Athabasca Oil Sands Project and expect Shell Canada to make a decision shortly. With over 20 years of production capacity, these are true long-life assets, which will underpin the group for decades to come”.

Van der Veer concluded “We are making major investments, which are measured in the tens of billions, to create new energy capacity for our customers, and to create long-term value for our shareholders.”

Summary segment earnings

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005			2006	2005

			%	Segment earnings
3,999	3,743	2,745		Exploration & Production	7,742	5,700
516	765	11		Gas & Power	1,281	487
2,065	1,333	2,028		Oil Products (CCS basis)	3,398	3,908
348	139	280		Chemicals (CCS basis)	487	634
(451)	222	(218)		Other Industry and Corporate	(229)	(343)
(163)	(114)	(199)		Minority interests	(277)	(284)
___________	___________	___________			___________	___________
6,314	6,088	4,647	+36	CCS segment earnings	12,402	10,102	+23
___________	___________	___________			___________	___________

Basic earnings per share (see notes 1 and 9)

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

1.13	1.06	0.78	Earnings per share ($)	2.19	1.77

0.98	0.94	0.69	CCS earnings per share ($)	1.91	1.51

Diluted earnings per share (see notes 1 and 9)

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

1.13	1.05	0.78	Earnings per share ($)	2.18	1.77

0.97	0.93	0.69	CCS earnings per share ($)	1.91	1.51

Summary segment earnings - continued

Earnings in the second quarter 2006 reflected the following items, which in aggregate were a net charge of $232 million (compared to net charges of $545 million in the second quarter 2005).

These included charges in Corporate and in other segments including minority interests, the effects of Canadian tax rate changes on deferred tax and the restructuring of employee retirement plans in France as detailed below and as summarised in the table:

•

Exploration & Production second quarter 2006 earnings included a combined net income of $304 million including Canadian tax revisions and income related to the mark-to-market valuation of certain UK gas contracts ($147 million).

•	Oil Products second quarter 2006 earnings included net charges of $65 million related to French employee retirement plans and the Canadian tax rate change.
•	Chemicals second quarter 2006 earnings included net charges of $30 million related to French employee retirement plans and the Canadian tax rate change.
•

In connection with the putative shareholder class actions filed in the United States District Court for the District of New Jersey relating to the 2004 recategorisation of certain hydrocarbon reserves, Shell has determined that it would be prepared to resolve that litigation for, among other terms, a payment by Shell of $500 million. Accordingly, management of the Shell Group has established a $500 million provision in respect of this litigation. No settlement has been reached in the matter (see note 10). The provision is included in the Corporate segment.

•	The Canadian tax revisions also resulted in an additional income attributable to Minority interests in the second quarter 2006 of $41 million.

Summary table

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

			Segment earnings impact
304	113	(149)	Exploration & Production	417	(190)
-	-	(226)	Gas & Power	-	(178)
(65)	-	-	Oil Products (CCS basis)	(65)	427
(30)	-	(80)	Chemicals (CCS basis)	(30)	(294)
(400)	-	(90)	Other Industry and Corporate	(400)	(90)
(41)	-	-	Minority interests	(41)	-
___________	___________	___________		___________	___________
(232)	113	(545)	CCS earnings impact	(119)	(325)
___________	___________	___________		___________	___________

These items generally relate to events with an impact of greater than $50 million on earnings and are shown to provide additional insight in the direction of the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’on page 5 and onwards.

Earnings per industry segment

Upstream

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

$/bbl			Realised Oil Prices		$/bbl
63.99	57.67	48.22	WOUSA	60.75	46.11
63.63	55.16	47.08	USA	59.56	45.44
63.95	57.39	48.05	Global	60.61	46.01

$/thousand scf			Realised Gas Prices	$/thousand scf
6.54	7.08	4.61	Europe	6.83	4.89
4.18	4.76	3.48	WOUSA (including Europe)	4.48	3.57
7.36	9.56	7.31	USA	8.43	7.07
4.82	5.64	4.39	Global	5.24	4.36

			Oil and gas marker industry prices (period average)
69.51	61.80	51.65	Brent $/bbl	65.65	49.70
70.45	63.30	53.10	WTI $/bbl	66.88	51.50
6.59	7.75	6.94	Henry Hub $/thousand scf	7.17	6.68
34.60	69.42	30.25	UK National Balancing Point pence/therm	52.42	33.92

Exploration & Production

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

3,999	3,743	2,745	+46	Segment earnings	7,742	5,700	+36

1,897	1,966	2,168	-13	Crude oil production (thousand b/d)	1,931	2,156	-10
7,865	10,324	7,875		Natural gas production available for sale (million scf/d)	9,088	8,869	+2
3,253	3,746	3,526	-8	Barrels of oil equivalent (thousand boe/d)	3,498	3,684	-5

Exploration & Production segment earnings of $3,999 million were 46% higher than a year ago ($2,745 million), mainly reflecting strong oil and gas price realisations and income tax credits, partly offset by lower volumes and higher costs.

Second quarter 2006 earnings included a combined net income of $304 million including Canadian tax revisions and income related to the mark-to-market valuation of certain UK gas contracts ($147 million). The second quarter 2005 included net charges of $149 million.

Liquids realisations were 33% higher than a year ago, in line with increases in marker crudes Brent of 35% and WTI of 33%. Outside the USA gas realisations increased by 20% and in the USA gas realisations increased by 1%.

Second quarter 2006 production was 3,253 thousand barrels of oil equivalent (boe) per day.

Production included new volumes of 190 thousand boe per day mainly from Bonga (Shell share 55%) and Erha (Shell share 44%) in Nigeria, West Salym (Shell share 50%) in Russia, Champion West Phase III (Shell share 50%) in Brunei and acquired production onshore Texas (Shell share 100%) compared to last year. In the USA production restarted from the Mars platform (Shell share 72%).

Production was impacted by the continued partial shut-in of production in Nigeria, mainly in the Western Niger Delta due to the security situation, and production deferred in the Gulf of Mexico as a result of the 2005 hurricanes. Excluding the impact of security concerns in Nigeria, hurricane damage in the Gulf of Mexico, and PSC impacts from increased oil prices, production was unchanged versus a year ago.

Production from Shell Petroleum Development Company’s Nigerian operations was 177 thousand boe per day (Shell share) lower than a year ago due to shut-in production resulting from security concerns. A similar volume remains shut-in. Also in Nigeria, deepwater production from the two new offshore Floating Production Storage and Offloading (FPSO) vessels Bonga and Erha has been ramping up and by the end of the second quarter 2006 had reached over 150 thousand boe per day (Shell share).

Following the continued security-related deferral of production in Nigeria the production outlook for the year would be around 3.4 million boe per day based on $50 per barrel oil prices and in the possible event that Nigerian volumes were deferred for the rest of 2006. At present Shell is in the early stages of the return to operations process. No firm date can be given for re-start of production nor is it possible to predict the rate of ramp up to full production.

In the UK, enactment of the announced UK tax increases that take effect from January 1, 2006, has been delayed to the third quarter 2006. The change will result in an expected one-time charge of some $300 million (including deferred tax revaluations) in the third quarter 2006. Additionally some $100 million to $150 million earnings impact (subject to oil price and operations) is expected for the third quarter 2006 and on an ongoing basis.

Portfolio developments:

In the Gulf of Mexico, the Mars platform resumed production during the quarter ahead of schedule and was almost 10% ahead of prior production rates by the end of the quarter at 145 thousand bbl of oil per day and 155 million cubic feet of gas per day (Shell share 82 thousand bbl of oil per day and 88 million cubic feet of gas per day). During the Mars recovery operation topside modifications were made to accommodate future wells and to minimise future planned shut-ins.

In Canada, Shell Canada acquired control of BlackRock Ventures Inc. (BlackRock) on June 21, 2006 and as at July 11, 2006 holds 100% of the BlackRock shares. This had no material impact on second quarter 2006 earnings. BlackRock has in situ and conventional oil activities in the Peace River, Cold Lake and Lloydminster areas of Athabasca, with oil in place estimated to be at least 18 billion barrels. In the first quarter of 2006, Royal Dutch Shell purchased in situ leases in Northern Alberta, in SURE Northern Energy. These two acquisitions together have added in excess of 48 billion barrels of oil in place, at a combined cost of some $2.6 billion. Our total oil in place in these in situ plays is now estimated to be at least 55 billion barrels. A variety of existing recovery techniques and new technologies will be assessed to maximise recovery from this in situ portfolio, as well as potential investments in dedicated upgrading capacity. In addition, we continue to study the opportunity to expand the production capacity at the Athabasca Oil Sands Project’s mining facilities, and expect the operator, Shell Canada, to make their investment decision shortly.

In Russia, the installation of the Lunskoye-A gas production platform topside was completed offshore Sakhalin. The Sakhalin 2 project is progressing in line with the 2005 schedule and budget.

In Ukraine, a Joint Activity Agreement was signed with Ukrgazvydobuvannya, a subsidiary of Naftogaz Ukrainy. Shell has farmed into eight licences in the Dniepr Donets Basin and exploration work is planned to commence this year.

Gas & Power

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

516	765	11		Segment earnings	1,281	487	+163

2.84	3.00	2.48	+15	Equity LNG sales volume (million tonnes)	5.84	5.36	+9

Gas and Power segment earnings were $516 million compared with $11 million a year ago. Second quarter 2005 earnings included $226 million of charges mainly related to divestments. Excluding these charges, second quarter 2006 earnings were 118% higher than second quarter 2005, reflecting strong LNG results and marketing and trading earnings.

LNG results benefited from strong prices and continued volume growth. LNG sales volume was up 15% from a year ago, reflecting additional LNG capacity through Trains 4 and 5 in Nigeria LNG (Shell share 26%) and Qalhat LNG in Oman (Shell indirect share 11%). Marketing and trading earnings continue to be driven by good performance and favourable conditions in European and North American markets.

Portfolio developments:

Shell and Qatar Petroleum launched the integrated Pearl Gas to Liquids (GTL) project in Qatar. The Pearl GTL project includes the development of offshore natural gas resources, transporting and processing the gas onshore to extract liquids, and the conversion of gas into clean liquid hydrocarbon products for export. The integrated project cost is expected to be around $4 to $6 per barrel of oil equivalent of resources.

The North West Shelf Venture in Australia (Shell share, direct and indirect, 22%) delivered the first LNG cargo to China at the Guangdong LNG import terminal under a 25 year, 3.3 million tonnes per annum sales and purchase agreement.

Hubei Shuanghuan Ltd started production of synthesis gas from the first plant in China to use Shell’s coal gasification technology. Also in China, in July Shell and Shenhua Ningxia Coal Industry Ltd announced an agreement for a multi-year study on the feasibility of developing a plant to convert coal into liquids using Shell technology.

Downstream

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

$/bbl			Refining marker industry gross margins (period average)		$/bbl
22.20	13.00	15.35	ANS US West Coast coking margin	17.60	14.80
20.85	12.50	10.30	WTS US Gulf Coast coking margin	16.65	9.20
4.75	2.35	5.00	Rotterdam Brent complex	3.55	3.75
4.05	1.20	3.70	Singapore 80/20 Arab light/Tapis complex	2.60	3.10

Oil Products

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

3,017	2,103	2,664	+13	Segment earnings	5,120	5,715	-10

(952)	(770)	(636)		CCS adjustment – see note 2	(1,722)	(1,807)
___________	___________	___________			___________	___________
2,065	1,333	2,028	+2	Segment CCS earnings	3,398	3,908	-13

3,789	3,862	3,981	-5	Refinery intake (thousand b/d)	3,825	4,019	-5
6,426	6,525	7,458	See[1]	Total Oil products sales (thousand b/d)	6,475	7,461	See[1]

1. Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006 and Q2 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d and 840 thousand b/d respectively.

Second quarter 2006 segment earnings were $3,017 million compared to $2,664 million for the same period last year.

Second quarter 2006 CCS earnings were $2,065 million including net charges of $65 million related to restructuring of employee retirement plans in France, partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates. Earnings in the second quarter of 2005 were $2,028 million. Higher earnings due to stronger refining margins particularly in the United States, and increased trading profits from a positive trading environment were partially offset by the impact of lower retail marketing margins and reduced refinery utilisation mainly in Europe.

Compared to the second quarter 2005, Manufacturing, Supply and Distribution, industry refining margins were significantly higher on the US Gulf coast and the US West coast. Margins were also higher in Asia Pacific while in Europe margins declined. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis was 77.3% compared to 80.4% in the second quarter of 2005, mainly due to higher levels of downtime in Europe in the second quarter of 2006. Refinery intake declined 4.8% compared to the second quarter of 2005.

In Marketing, earnings declined compared to the same period a year ago. Retail earnings declined due to margin compression as a result of higher product cost. B2B earnings increased mainly due to increased margins for marine, aviation fuels and bitumen. Lubricants earnings improved due to higher base oil margins. Marketing sales volumes declined 3.6% compared to volumes in the second quarter of 2005, reflecting supply constraints and including the impact of divestments (1.3%) and rationalised B2B volumes (0.5%).

Portfolio developments:

Motiva Enterprises (Shell share 50%) continued progress towards a consideration to expand the Port Arthur Refinery in the USA which would add up to 325 thousand barrels per day crude throughput bringing total throughput to up to approximately 600 thousand barrels per day. Subject to commercial conditions for an investment decision and regulatory approvals, Motiva expects to begin construction in 2007 with the brownfield expansion to come on line post 2009.

In Turkey the joint venture between Shell and Turcas Petrol A.S. comprising over 1,200 retail stations (Shell share 70%) commenced operations on July 1, 2006. The divestments of marketing and distribution assets in Colombia, Uruguay and Cameroon were completed in the second quarter 2006. In July 2006, the divestments of marketing and distribution business in Puerto Rico, Bermuda and various Pacific Islands were announced with an expected completion later this year.

Chemicals

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

446	183	259		Segment earnings	629	708

(98)	(44)	21		CCS adjustment – see note 2	(142)	(74)
___________	___________	___________			___________	___________
348	139	280	+24	Segment CCS earnings	487	634	-23

5,870	5,941	5,647	+4	Sales volumes (thousand tonnes)	11,811	11,508	+3

Second quarter 2006 segment earnings were $446 million compared to $259 million for the same period last year.

Second quarter CCS earnings were $348 million including net charges of $30 million mainly related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates. This compares to $280 million for the second quarter of 2005, which included some $80 million charges related to divested assets.

Sales volumes were 4% higher reflecting trading volume increases as well as higher sales of first line derivatives, mainly in Asia Pacific. Operating rates were 2 percentage points above those a year ago reflecting lower planned downtime as well as inventory building in preparation for a heavy planned maintenance programme in the third quarter 2006 in Europe and the USA. Earnings included a positive contribution from the Nanhai joint venture (Shell share 50%) in China reflecting the ramping up of operating rates to 90% at the end of the second quarter 2006.

Margin realisations were similar to a year ago despite rising feedstock costs for all regions.

Portfolio developments:

Shell has taken a final investment decision for the construction of a world-scale ethylene cracker and Mono-Ethylene Glycol (MEG) plant in Singapore. Construction of the 800 thousand tonnes per annum (tpa) ethylene cracker is due to begin later this year with start-up anticipated towards 2009/2010. The cracker and the new MEG plant will create an advantaged site through full integration with the 464 thousand barrels per day Bukom refinery (Shell share 100%) enabling feedstock and operating benefits. Currently Shell has more than 1 million tonnes per annum ethylene cracking capacity (Shell share 50%) in Singapore equal to some 10% of Shell’s global ethylene cracking capacity.

Other Industry and Corporate segments

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

(7)	(8)	(8)		Other Industry segment earnings	(15)	(16)
(444)	230	(210)		Corporate segment earnings	(214)	(327)
___________	___________	___________			___________	___________
(451)	222	(218)		Other Industry and Corporate segments results	(229)	(343)

Second quarter Other Industry and Corporate segment results were a loss of $451 million compared to a loss of $218 million a year ago.

In Corporate a provision in respect of litigation was taken of $500 million (see note 10).

Improved net interest resulted from higher average cash levels and capitalised interest, partly offset by negative results from currency movements.

Note

All amounts shown throughout this report are unaudited.

Third quarter results for 2006 are expected to be announced on October 26, 2006.

In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "barrels of oil equivalent in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No 1-32575, available on the SEC’s websitewww.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

July 27, 2006

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

83,127	75,964	82,644	+1	Revenue[1]	159,091	154,800	+3
67,838	61,922	69,464		Cost of sales	129,760	128,029
___________	___________	___________			___________	___________
15,289	14,042	13,180	+16	Gross profit	29,331	26,771	+10

4,429	3,413	3,917		Selling, distribution and administrative expenses	7,842	7,456
250	281	248		Exploration	531	509
1,829	1,823	1,080		Share of profit of equity accounted investments	3,652	2,653
47	(155)	39		Net finance costs and other (income)/expense	(108)	109
___________	___________	___________			___________	___________
12,392	12,326	10,056	+23	Income before taxation	24,718	21,350	+16

4,865	5,310	4,595		Taxation	10,175	8,869
___________	___________	___________			___________	___________
7,527	7,016	5,461		Income from continuing operations	14,543	12,481

-	-	-		Income/(loss) from discontinued operations	-	(214)
___________	___________	___________			___________	___________
7,527	7,016	5,461	+38	Income for the period	14,543	12,267	+19
==========	==========	==========			==========	==========

203	123	225		Income attributable to minority interests	326	356
___________	___________	___________			___________	___________
7,324	6,893	5,236	+40	Income attributable to shareholders	14,217	11,911	+19
___________	___________	___________			___________	___________

1. Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,984 million in Q2 2006, $16,709 million in Q1 2006, $18,739 million in Q2 2005 and $17,912 million in Q1 2005.

Earnings by industry segment(see notes 2 and 5)

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%
				Exploration & Production:
3,014	2,795	1,644	+83	World outside USA	5,809	3,654	+59
985	948	1,101	-11	USA	1,933	2,046	-6
___________	___________	___________			___________	___________
3,999	3,743	2,745	+46		7,742	5,700	+36
___________	___________	___________			___________	___________
				Gas & Power:
468	723	74	+532	World outside USA	1,191	592	+101
48	42	(63)		USA	90	(105)
___________	___________	___________			___________	___________
516	765	11			1,281	487	+163
___________	___________	___________			___________	___________
				Oil Products (CCS basis):
1,332	1,071	1,500	-11	World outside USA	2,403	2,975	-19
733	262	528	+39	USA	995	933	+7
___________	___________	___________			___________	___________
2,065	1,333	2,028	+2		3,398	3,908	-13
___________	___________	___________			___________	___________
				Chemicals (CCS basis):
309	173	237	+30	World outside USA	482	486	-1
39	(34)	43	-9	USA	5	148	-97
___________	___________	___________			___________	___________
348	139	280	+24		487	634	-23
___________	___________	___________			___________	___________

(7)	(8)	(8)		Other industry segments	(15)	(16)
___________	___________	___________			___________	___________
6,921	5,972	5,056	+37	TOTAL OPERATING SEGMENTS	12,893	10,713	+20
___________	___________	___________			___________	___________
				Corporate:
39	-	(74)		Interest income/(expense)	39	(144)
(73)	112	(6)		Currency exchange gains/(losses)	39	(46)
(410)	118	(130)		Other - including taxation	(292)	(137)
___________	___________	___________			___________	___________
(444)	230	(210)			(214)	(327)
___________	___________	___________			___________	___________

(163)	(114)	(199)		Minority interests	(277)	(284)
___________	___________	___________			___________	___________
6,314	6,088	4,647	+36	CCS EARNINGS	12,402	10,102	+23
___________	___________	___________			___________	___________

1,010	805	589		CCS adjustment for Oil Products and Chemicals	1,815	1,809

___________	___________	___________			___________	___________
7,324	6,893	5,236	+40	Income attributable to shareholders of Royal Dutch Shell plc	14,217	11,911	+19
___________	___________	___________			___________	___________

Summarised balance sheet (see notes 1 and 7)

$ million

	Jun 30	Mar 31	Jun 30
ASSETS	2006	2006	2005

Non-current assets:
Intangible assets	4,721	4,444	4,403
Property, plant and equipment	94,102	88,537	84,816
Investments:
equity accounted investments	19,083	18,153	18,679
financial assets	3,912	3,929	3,401
Deferred tax	2,259	2,393	2,961
Prepaid pension costs	3,143	2,742	2,320
Other	4,569	4,667	4,411
	___________	___________	___________
	131,789	124,865	120,991
	___________	___________	___________
Current assets:
Inventories	24,660	21,600	18,566
Accounts receivable	62,327	60,801	51,420
Cash and cash equivalents	11,774	12,767	11,520
	___________	___________	___________
	98,761	95,168	81,506
	___________	___________	___________
	___________	___________	___________
TOTAL ASSETS	230,550	220,033	202,497
	___________	___________	___________
LIABILITIES
Non-current liabilities:
Debt	8,472	7,347	7,905
Deferred tax	12,007	11,061	12,807
Retirement benefit obligations	6,271	5,926	6,239
Other provisions	8,682	7,708	6,781
Other	4,650	4,550	4,020
	___________	___________	___________
	40,082	36,592	37,752
	___________	___________	___________
Current liabilities:
Debt	6,112	5,185	5,479
Accounts payable and accrued liabilities	63,701	62,350	52,678
Taxes payable	10,525	11,047	10,789
Retirement benefit obligations	285	289	300
Other provisions	1,612	1,599	1,430
	___________	___________	___________
	82,235	80,470	70,676
	___________	___________	___________
	___________	___________	___________
TOTAL LIABILITIES	122,317	117,062	108,428
	___________	___________	___________

Equity attributable to shareholders of Royal Dutch Shell plc	100,213	95,501	87,829

Minority interests	8,020	7,470	6,240
	___________	___________	___________
TOTAL EQUITY	108,233	102,971	94,069
	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	230,550	220,033	202,497
	___________	___________	___________

Summarised statement of cash flows (see notes 1 and 8)

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

			CASH FLOW FROM OPERATING ACTIVITIES:
7,527	7,016	5,461	Income for the period	14,543	12,267
			Adjustment for:
4,763	5,015	5,086	Current taxation	9,778	9,397
121	232	204	Interest (income)/expense	353	364
3,132	2,812	3,136	Depreciation, depletion and amortisation	5,944	6,291
(8)	(185)	(193)	(Profit)/loss on sale of assets	(193)	(751)
(3,276)	(1,979)	(1,918)	Decrease/(increase) in net working capital	(5,255)	(3,469)
(1,829)	(1,823)	(1,080)	Share of profit of equity accounted investments	(3,652)	(2,439)
1,556	1,060	1,515	Dividends received from equity accounted investments	2,616	2,507
903	578	(142)	Deferred taxation and other provisions	1,481	(534)
489	(507)	(246)	Other	(18)	57
___________	___________	___________		___________	___________
13,378	12,219	11,823	Cash flow from operating activities (pre-tax)	25,597	23,690
___________	___________	___________		___________	___________
(5,544)	(4,395)	(5,501)	Taxation paid	(9,939)	(8,688)
___________	___________	___________		___________	___________
7,834	7,824	6,322	Cash flow from operating activities	15,658	15,002
___________	___________	___________		___________	___________
			CASH FLOW FROM INVESTING ACTIVITIES:
(6,630)	(3,819)	(3,736)	Capital expenditure	(10,449)	(6,670)
(177)	(231)	(243)	Investments in equity accounted investments	(408)	(431)
211	506	490	Proceeds from sale of assets	717	1,498
36	8	182	Proceeds from sale of equity accounted investments	44	232
29	(40)	274	Proceeds from sale of / additions to financial assets	(11)	250
240	234	177	Interest received	474	367
___________	___________	___________		___________	___________
(6,291)	(3,342)	(2,856)	Cash flow from investing activities	(9,633)	(4,754)
___________	___________	___________		___________	___________
			CASH FLOW FROM FINANCING ACTIVITIES:
1,852	(345)	(71)	Net increase/(decrease) in debt	1,507	(796)
(261)	(361)	(275)	Interest paid	(622)	(529)
423	360	452	Change in minority interests	783	803
(2,512)	(1,344)	-	Net issue/(repurchase) of shares	(3,856)	(500)
			Dividends paid to:
(2,091)	(1,838)	(2,009)	Shareholders of Royal Dutch Shell plc	(3,929)	(6,785)
(161)	(44)	(58)	Minority interest	(205)	(105)
			Treasury shares:
135	91	103	Net sales/(purchases) and dividends received	226	246
___________	___________	___________		___________	___________
(2,615)	(3,481)	(1,858)	Cash flow from financing activities	(6,096)	(7,666)
___________	___________	___________		___________	___________

79	36	(170)	Currency translation differences relating to cash and cash equivalents	115	(263)

___________	___________	___________		___________	___________
(993)	1,037	1,438	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	44	2,319
___________	___________	___________		___________	___________

12,767	11,730	10,082	Cash and cash equivalents at beginning of period	11,730	9,201

11,774	12,767	11,520	Cash and cash equivalents at end of period	11,774	11,520

Operational data – Upstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

488	531	566		Europe	509	569
321	336	375		Africa	329	375
232	232	233		Asia Pacific	232	233
439	408	413		Middle East, Russia, CIS	424	403
295	291	403		USA	293	402
76	91	80		Other Western Hemisphere	83	86
___________	___________	___________			_________	_________
1,851	1,889	2,070		Total crude oil production excluding oil sands	1,870	2,068
46	77	98		Oil sands	61	88
___________	___________	___________			_________	_________
1,897	1,966	2,168	-13	Total crude oil production including oil sands	1,931	2,156	-10
___________	___________	___________			_________	_________

million scf/d [1]				NATURAL GAS PRODUCTION	million scf/d [1]
				AVAILABLE FOR SALE

3,027	5,447	3,175		Europe	4,230	4,058
481	444	383		Africa	463	385
2,381	2,488	2,225		Asia Pacific	2,434	2,297
304	320	256		Middle East, Russia, CIS	312	264
1,175	1,117	1,357		USA	1,146	1,371
497	508	479		Other Western Hemisphere	503	494
___________	___________	___________			_________	_________
7,865	10,324	7,875			9,088	8,869	+2
___________	___________	___________			_________	_________

thousand boe/d [2]				BARRELS OF OIL EQUIVALENT	thousand boe/d [2]

1,010	1,470	1,113		Europe	1,238	1,269
404	413	441		Africa	409	441
642	660	617		Asia Pacific	651	629
491	463	457		Middle East, Russia, CIS	478	448
498	484	637		USA	491	638
162	179	163		Other Western Hemisphere	170	171
___________	___________	___________			_________	_________
3,207	3,669	3,428		Total production excluding oil sands	3,437	3,596
46	77	98		Oil sands	61	88
___________	___________	___________			_________	_________
3,253	3,746	3,526	-8	Total production including oil sands	3,498	3,684	-5
___________	___________	___________			_________	_________

1. scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre 2. Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data - Downstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2006	2006	2005	%		2006	2005	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,627	1,742	1,775		Europe	1,684	1,790
832	813	829		Other Eastern Hemisphere	823	848
978	948	988		USA	963	994
352	359	389		Other Western Hemisphere	355	387
_________	_________	_________			_________	_________
3,789	3,862	3,981	-5		3,825	4,019	-5
_________	_________	_________			_________	_________

				OIL SALES
2,186	2,148	2,587		Gasolines	2,167	2,560
780	732	844		Kerosines	756	843
2,071	2,196	2,449		Gas/Diesel oils	2,133	2,446
735	808	875		Fuel oil	771	890
654	641	703		Other products	648	722
_________	_________	_________			_________	_________
6,426	6,525	7,458	See[1]	Total oil products[1]*	6,475	7,461	See[1]
2,513	2,493	5,116		Crude oil [1]	2,503	4,773
_________	_________	_________			_________	_________
8,939	9,018	12,574	See[1]	Total oil sales[1]	8,978	12,234	See[1]
_________	_________	_________			_________	_________
				*comprising
1,948	2,021	2,037		Europe	1,984	2,082
1,229	1,216	1,243		Other Eastern Hemisphere	1,222	1,236
1,502	1,477	2,540		USA	1,490	2,478
652	666	697		Other Western Hemisphere	659	697
1,095	1,145	941		Export sales	1,120	968

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,504	3,714	3,418		Base chemicals	7,218	6,931
2,361	2,215	2,192		First line derivatives	4,576	4,499
5	12	37		Other	17	78
_________	_________	_________			_________	_________
5,870	5,941	5,647	+4		11,811	11,508	+3
_________	_________	_________			_________	_________
				**comprising
2,433	2,463	2,440		Europe	4,896	5,017
1,370	1,444	1,264		Other Eastern Hemisphere	2,814	2,585
1,908	1,880	1,784		USA	3,788	3,570
159	154	159		Other Western Hemisphere	313	336

1. Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d and a reduction in crude oil sales of approximately 1,720 thousand b/d and in Q2 2006 840 thousand b/d and 1,940 thousand b/d respectively.

2. Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Capital investment

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005
			Capital expenditure:
			Exploration & Production:
5,095	2,500	2,204	World outside USA	7,595	4,086
481	312	227	USA	793	457
___________	___________	___________		___________	___________
5,576	2,812	2,431		8,388	4,543
___________	___________	___________		___________	___________
			Gas & Power:
252	392	460	World outside USA	644	790
1	1	1	USA	2	2
___________	___________	___________		___________	___________
253	393	461		646	792
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
373	242	310	World outside USA	615	458
57	61	55	USA	118	97
___________	___________	___________		___________	___________
430	303	365		733	555
___________	___________	___________		___________	___________
			Marketing:
314	189	250	World outside USA	503	383
26	18	34	USA	44	66
___________	___________	___________		___________	___________
340	207	284		547	449
___________	___________	___________		___________	___________
			Chemicals:
63	36	47	World outside USA	99	70
47	50	70	USA	97	127
___________	___________	___________		___________	___________
110	86	117		196	197
___________	___________	___________		___________	___________

6	21	78	Other segments	27	134
___________	___________	___________		___________	___________
6,715	3,822	3,736	TOTAL CAPITAL EXPENDITURE	10,537	6,670
___________	___________	___________		___________	___________
			Exploration expense:
139	114	121	World outside USA	253	213
64	63	35	USA	127	61
___________	___________	___________		___________	___________
203	177	156		380	274
___________	___________	___________		___________	___________

			New equity in equity accounted investments
135	64	135	World outside USA	199	193
4	5	2	USA	9	3
___________	___________	___________		___________	___________
139	69	137		208	196
___________	___________	___________		___________	___________

38	162	106	New loans to equity accounted investments	200	235
___________	___________	___________		___________	___________
7,095	4,230	4,135	TOTAL CAPITAL INVESTMENT*	11,325	7,375
___________	___________	___________		___________	___________
			*comprising
5,823	3,167	2,708	Exploration & Production	8,990	5,063
332	396	467	Gas & Power	728	803
799	518	656	Oil Products	1,317	1,010
118	128	191	Chemicals	246	329
23	21	113	Other segments	44	170
___________	___________	___________		___________	___________
7,095	4,230	4,135		11,325	7,375
___________	___________	___________		___________	___________

Notes

NOTE 1. Accounting policies and basis of presentation

The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and the financial statements are also in accordance with IFRS as adopted by the European Union.

The Group's accounting policies are unchanged from those set out in Note 3 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2005 on pages 110 to 113.

In the third quarter 2005 Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, p.l.c. (Shell Transport) by acquiring all outstanding shares of Shell Transport and approximately 98.5% of the outstanding shares of Royal Dutch.

The comparative periods represent information for Royal Dutch Shell as if it acquired 100% of Royal Dutch and Shell Transport. For financial reporting purposes, the 1.5% minority holders in Royal Dutch were shown in the Royal Dutch Shell consolidated financial statements as a minority interest in Royal Dutch Shell from August 10, 2005, as prior to that time those holders had a right to participate in the Exchange Offer and receive Royal Dutch Shell shares.

The minority in Royal Dutch ceased to exist as of December 21, 2005 as a result of the merger of Royal Dutch and Shell Petroleum NV.

These financial statements give retroactive effect for all periods presented prior to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch was accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects.

NOTE 3. Discontinued operations

Income/(loss) from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical area of operations.

Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 12, are as follows:

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

-	-	-	Chemicals segment earnings	-	(214)
				-
-	-	-	Income/(loss) from discontinued operations	-	(214)

Basic earnings per share for the second quarter 2006 for discontinued operations were nil.

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

	Q2 2006	Q2 2005
Income attributable to shareholders (four quarters)	27,617	21,853
Royal Dutch Shell share of interest expense after tax	581	735
ROACE numerator	28,198	22,588
Royal Dutch Shell share of capital employed – opening	100,326	91,370
Royal Dutch Shell share of capital employed – closing	113,717	100,326
Royal Dutch Shell share of capital employed – average	107,022	95,848

ROACE	26.3%	23.6%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s 2006 Annual Report and Form 20-F, with a reconciliation to the basis as presented here.

NOTE 6. Gearing

The Group aims to maintain an efficient balance sheet with an average gearing ratio over time of between 20% and 25%. The numerator and denominator in the gearing calculation used by the Group is calculated by adding to reported debt and equity certain off-balance sheet obligations such as operating lease commitments and unfunded retirement benefits which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents held in excess of amounts required for operational purposes.

Components of the calculation ($ million):

	30 Jun	30 Jun
	2006	2005
Non current debt	8,472	7,905
Current debt	6,112	5,479
	___________	___________
Total Debt	14,584	13,384

Add: Net present value of operating lease obligations (as per year end 2005)	9,442	6,283
Unfunded pension benefit obligations (as per year end 2005)	2,919	4,045
Less: Cash and cash equivalents in excess of operational requirements	9,874	9,620
	___________	___________
Adjusted Debt	17,071	14,092
	___________	___________
Total Equity	108,233	94,069
	___________	___________
Total Capital	125,304	108,161
	___________	___________
Gearing ratio (adjusted debt as a percentage of total capital)	13.6%	13.0%

NOTE 7. Equity

Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interests. Other reserves comprises the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interests	Total equity
At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period				14,217	14,217	326	14,543
Income/(expense) recognised directly in equity			2,438		2,438	76	2,514
Capital contributions from minority shareholders						823	823
Dividends paid				(3,929)	(3,929)	(205)	(4,134)
Treasury shares: net sales/(purchases) and dividends received		226			226		226
Effect of Unification			154		154		154
Shares repurchased for cancellation	(15)		15	(4,010)	(4,010)		(4,010)
Share-based compensation			193		193		193
At June 30, 2006	556	(3,583)	6,384	96,856	100,213	8,020	108,233

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interests	Total equity
At January 1, 2005	584	(4,187)	9,688	80,781	86,866	5,313	92,179
Income for the period				11,911	11,911	356	12,267
Income/(expense) recognised directly in equity			(4,000)		(4,000)	38	(3,962)
Capital contributions from minority shareholders					-	638	638
Dividends paid				(6,785)	(6,785)	(105)	(6,890)
Treasury shares: net sales/(purchases) and dividends received		246			246		246
Shares repurchased for cancellation	(1)			(500)	(501)		(501)
Share-based compensation			92		92		92
At June 30, 2005	583	(3,941)	5,780	85,407	87,829	6,240	94,069

NOTE 8. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2006	2006	2005		2006	2005

7,834	7,824	6,322	Cash flow from operating activities	15,658	15,002
4,763	5,015	5,086	Taxation	9,778	9,397
(3,276)	(1,979)	(1,918)	Decrease/(increase) in net working capital	(5,255)	(3,469)
(5,544)	(4,395)	(5,501)	Taxation paid	(9,939)	(8,688)
___________	___________	___________		___________	___________
11,891	9,183	8,655		21,074	17,762
___________	___________	___________		___________	___________

NOTE 9. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,581.0 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.

Basic earnings per share calculations are based on the following weighted average number of shares (millions):

	Q2	Q1	Q2	Six Months	Six Months
	2006	2006	2005	2006	2005
Royal Dutch Shell shares of €0.07	6,457.6	6,509.8	6,724.5	6,483.5	6,729.2

Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all share options currently in-the-money.

	Q2	Q1	Q2	Six Months	Six Months
	2006	2006	2005	2006	2005
Royal Dutch Shell shares of €0.07	6,483.1	6,535.3	6,744.1	6,508.6	6,747.7

Basic shares at the end of the following periods are (millions):

	Q2	Q1	Q2
	2006	2006	2005
Royal Dutch Shell shares of €0.07	6,414.0	6,485.4	6,726.7

One (1) American Depository Receipt (ADR) is equal to two (2) Royal Dutch Shell shares.

NOTE 10. Contingencies and litigation

The class actions and individual cases are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Based on the current status of the litigation, however, management of the Shell Group has established a $500 million provision in respect of this litigation. This amount reflects what Shell is prepared to pay to the plaintiffs to resolve this litigation. No settlement has been reached in the matter. Management of the Shell Group will review this determination as the litigation progresses.

Royal Dutch Shell plc

Second Quarter 2006 - Key Financial Data in dollars, euros and pounds sterling

Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million					euro million			£ million
2006	2005	%			2006	2005	%	2006	2005	%

			Revenue
83.127	82.644	+1	Second quarter		66.069	65.652	+1	45.454	44.537	+2
159.091	154.800		Six months		126.446	122.973		86.991	83.422

			Income attributable to shareholders
7.324	5.236	+40	Second quarter		5.821	4.159	+40	4.005	2.822	+42
14.217	11.911		Six months		11.300	9.462		7.774	6.419

			CCS Earnings
6.314	4.647	+36	Second quarter		5.018	3.692	+36	3.452	2.504	+38
12.402	10.102		Six months		9.857	8.025		6.781	5.444

			Total Equity
108.233	94.069	+15	Second quarter		85.125	77.917	+9	59.128	52.142	+13

			Capital Investment
7.095	4.135	+72	Second quarter		5.639	3.285	+72	3.880	2.228	+74
11.325	7.375		Six months		9.001	5.859		6.193	3.974

Income attributable to Shareholders

					Q2	Q1	Q2
			Per Ordinary Share		2006	2006	2005

			ROYAL DUTCH SHELL PLC		$1,13	1,06	0,78
				euro	0,90	0,88	0,62
				pence	62,02	60,43	41,97

Notes:
1. The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end
rate is used:					euro/$			£/$
					2006	2005		2006	2005
			Second quarter average rate		0,7948	0,7944		0,5468	0,5389
			Second quarter end rate		0,7865	0,8283		0,5463	0,5543

2. CCS earnings is earnings on an estimated current cost of supplies basis.

3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4. Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5. Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 July 2006